UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2019

Commission File Number 000-23288

SILICOM LTD.
(Translation of Registrant’s name into English)

14 Atir Yeda St., Kfar-Sava 4464323, Israel
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):___

On April 29, 2019, the Registrant issued a press release: “Another product group within a Tier-1 customer to use Silicom’s edge device for an additional service”.

Attached hereto are the following exhibits:

Exhibit 99.1	Press Release

This Form 6-K, including all exhibits hereto, is hereby incorporated by reference into all effective registration statements filed by the registrant under the Securities Act of 1933.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SILICOM LTD. (Registrant)

Date: April 29, 2019	By	/s/ Eran Gilad
Eran Gilad
Chief Financial Officer